UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Pending Share Consolidation (Reverse Split) and Increased in Authorized Shares

Subject to the further approval of the majority of our shareholders, our Board of Directors has approved a reverse split (a “share consolidation” under Cayman Islands law) at a ratio of one (1) Class A ordinary share for every twenty-five (25) Class A ordinary shares issued and outstanding (the “Reverse Split”). Upon completion of the Reverse Split, every twenty-five (25) issued and outstanding Class A ordinary shares will be consolidated into one (1) Class A ordinary share. Any fractional shares resulting from the Reverse Split will be rounded to the next whole share. Immediately following the Reverse Split, and also subject to the further approval of a majority of our shareholders, our Board of Directors has approved an increase in our authorized share capital such that we will have: (i) 1,000,000,000 authorized Class A ordinary shares, par value $0.025 per share; (ii) 50,000,000 Class B ordinary shares, pare value $0.001 per share; and (iii) 50,000,000 preference shares, par value $0.001 per share. The preference shares may be issued in the future, upon approval of the Board of Directors, in one or more classes or series, with rights and limitations of each class or series with regard to voting, dividends, convertability, and other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions, as may be designated by the Board for each designated class.

In addition to the Reverse Split and increase in authorized shares, and subject to the further approval of a majority of our shareholders, our Board of Directors has approved an amendment to the conversion rate (as defined in the Articles) of the Class B ordinary shares. Currently, Class B ordinary shares are convertible to Class A ordinary shares on a one-to-one (1:1) basis. Under the amendment, Class B ordinary shares will be convertible to Class A ordinary shares at a rate of twenty-five (25) Class B ordinary shares to one (1) Class A ordinary share (the “Variation of Class Rights”). The proposed Reverse Split, Variation of Class Rights, and increase in authorized shares will be accomplished by way of an amendment to our charter documents, to be reflected in the proposed Fourth Amended and Restated Memorandum of Association (the “Fourth Amended MA”) and Fourth Amended and Restated Articles of Association (the “Fourth Amended AA”) filed herewith as Exhibits 3.1 and 3.2, respectively.

Special Shareholder Meeting

For the purposes of seeking shareholder approval of the Reverse Split, the increase in authorized shares, the Variation of Class Rights, the Fourth Amended MA, and the Fourth Amended AA, our Board of Directors has scheduled an extraordinary general meeting of shareholders to be held under Cayman Islands law. The meeting will be held on April 15, 2025 at 10:00 a.m. (Beijing time) at Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China. All shareholders of record as of March 26, 2025 are entitled to vote at the meeting in person or by proxy. A copy of the Notice of Extraordinary General Meeting is furnished herewith as Exhibit 99.1

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
3.1	Fourth Amended and Restated Memorandum of Association (proposed)
3.2	Fourth Amended and Restated Articles of Association (proposed)
99.1	Notice of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer